Exhibit 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100 AUSTIN, TEXAS 78729-1707 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817-336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 1900 HOUSTON, TEXAS 77002-5008 713-651-9944
January 30, 2023
Mr. James Evans
EVP & Chief Engineer
Northern Oil & Gas, Inc
4350 Baker Road, Suite 400
Minnetonka, MN 55343

Re:	Evaluation Summary – SEC Price Case Northern Oil & Gas, Inc. Interests Total Proved Reserves Various Oil and Gas Properties in the United States As of December 31, 2022

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue
Dear Mr. Evans:

As requested, this report was completed on January 30, 2023 for Northern Oil & Gas Inc. (“NOG”) for the purpose of submitting our audit of your reserve estimates and economic forecasts attributable to the subject interests. We audited 100% of NOG’s proved reserves, which are made up of oil and gas properties in various fields throughout Montana, New Mexico, North Dakota, Pennsylvania, South Dakota and Texas. This report, with an effective date of December 31, 2022, was prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC). The results of this evaluation are presented in the composite summary below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Developed	Proved Undeveloped	Total Proved
Net Reserves
Oil	– Mbbl	109,497.5	3,128.3	112,625.8	50,114.7	162,740.5
Gas	– MMcf	604,302.7	7,552.5	611,855.2	396,551.0	1,008,406.2
NGL	– Mbbl	0.0	0.0	0.0	0.0	0.0
Net Revenue
Oil	– M$	10,078,813.9	288,945.3	10,367,759.3	4,596,271.1	14,964,030.4
Gas	– M$	4,715,014.7	73,420.4	4,788,435.1	2,700,305.3	7,488,740.4
NGL	– M$	0.0	0.0	0.0	0.0	0.0
Severance Taxes	– M$	1,062,328.9	29,038.1	1,091,367.0	500,847.7	1,592,214.7
Ad Valorem Taxes	– M$	70,413.0	1,844.2	72,257.2	28,260.2	100,517.4
Operating Expenses	– M$	3,859,331.4	76,580.7	3,935,912.1	1,192,137.5	5,128,049.6
Future Development Costs	– M$	93,906.8	8,948.6	102,855.4	1,042,370.1	1,145,225.5
Net Operating Income (BFIT)	– M$	9,707,848.2	245,954.2	9,953,802.4	4,532,961.3	14,486,763.7
Discounted @ 10% (Present Worth)	– M$	5,434,410.7	159,540.8	5,593,951.5	2,308,202.2	7,902,153.7

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future development costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties by Cawley, Gillespie & Associates, Inc. (“CG&A”).

The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

The estimates presented are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated.

Hydrocarbon Pricing
The base oil and gas prices calculated for December 31, 2022 were $93.67 per barrel and $6.358 per MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) and the base gas price is based upon Henry Hub spot prices (Platt’s Gas Daily), during 2022.

Adjustments to oil and gas prices were applied based upon calculations derived from regional averages or provided by your office. Oil price differentials include adjustments for basis differential, transportation, and/or crude quality corrections. Gas Price differentials include adjustments for basis differential, liquids and the BTU heating value of gas.

After these adjustments, the net realized prices over the life of the proved properties was estimated to be $91.950 per barrel for oil and $7.426 per MCF for gas. All economic factors were held constant in accordance with SEC guidelines. All pricing adjustments were supplied by NOG and reviewed by CG&A for accuracy and completeness.

Economic Parameters
Ownership was accepted as furnished and has not been independently confirmed. CG&A reviewed oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and future development costs calculated and prepared by NOG. Lease operating expenses were calculated based on historical lease operating statements. All economic parameters, including lease operating expenses and future development costs, were held constant (not escalated) throughout the life of these properties.

SEC Conformance and Regulations
The reserve classifications and the economic considerations used herein conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. NOG’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

This evaluation includes 1,966 proved undeveloped locations, of which 1,912 are commercial based on SEC pricing (61 Appalachian Basin, 352 Permian Basin and 1,499 Williston Basin). Each of the commercial drilling locations proposed as part of NOG’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, NOG and their operating partners have indicated they have every intent to complete this development plan as scheduled. Furthermore, NOG has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure the development plan will be fully executed.

Reserve Estimation Methods
Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for NOG properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

Audit Opinion
In our opinion, the Company’s estimates of future reserves for the audited properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Society of Petroleum Engineers' Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information. Furthermore, we found no bias in the utilization and analysis of data in estimates for these properties.

In our opinion, the overall proved reserves and future net cash flows as estimated by the Company based on the SEC pricing scenario are, in the aggregate, reasonable within the established audit tolerance guidelines of (+ or -) 10 percent as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers.

It should be understood that our audit does not constitute a complete reserve study of the gas properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished with respect to ownership interests, gas production, costs and timing of development and agreements relating to current and future operations and sales of production. Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information, we did not rely on such information until we had properly resolved our questions or independently verified such information.

General Discussion
The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have been included on commercial proved wells at the end of the economic life of the cases in the SEC pricing evaluation.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). Mr. Brooker received his Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin in 1989, and joined CG&A as a reservoir engineer in 1992. We do not own an interest in the properties or in Northern Oil & Gas, Inc. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

Mathew K, Regan, P. E.
Vice President

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100 AUSTIN, TEXAS 78729-1707 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817-336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 1900 HOUSTON, TEXAS 77002-5008 713-651-9944

Professional Qualifications of Primary Technical Person

The audit summarized by this report was conducted by a proficient team of geologists and reservoir engineers who integrate geological, geophysical, engineering and economic data to produce high quality reserve estimates and economic forecasts. This report was supervised by Todd Brooker, President of Cawley, Gillespie & Associates (CG&A).

Prior to joining CG&A, Mr. Brooker worked in Gulf of Mexico drilling and production engineering at Chevron. Mr. Brooker has been an employee of CG&A since 1992. His responsibilities include reserve and economic evaluations, fair market valuations, field studies, pipeline resource studies and acquisition/divestiture analysis. His reserve reports are routinely used for public company SEC disclosures. His experience includes significant projects in both conventional and unconventional resources in every major U.S. producing basin and abroad, including oil and gas shale plays, coalbed methane fields, waterfloods and complex, faulted structures.

Mr. Brooker graduated with honors from the University of Texas at Austin in 1989 with a Bachelor of Science degree in Petroleum Engineering, and is a registered Professional Engineer in the State of Texas (License #83462). He is also a member of the Society of Petroleum Engineers.

Based on his educational background, professional training and more than 25 years of experience, Mr. Brooker has the qualifications to lead CG&A to continue to deliver independent, professional, ethical and reliable engineering and geological services to the petroleum industry.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693